September 28, 2005                                          Exhibit 99.1

VIA FEDEX

ASA (Bermuda) Limited
11 Summer Street, 4th Floor
Buffalo, NY 14209
Attn: Corporate Secretary

As evidenced by the Schedule 13D/A filed with the Securities and Exchange Commission on the date hereof, a copy of which is enclosed, HBK Investments L.P. ("HBK"), as investment advisor to HBK Offshore Fund Ltd. and HBK Fund L.P. (collectively, the "Funds"), is the beneficial owner of 558,509 shares of common stock of ASA (Bermuda) Limited (the "Company"), representing approximately 5.8% of the shares outstanding. Additionally, as evidenced by the enclosed brokerage statement, the Funds have beneficially owned at least $2,000 in market value of shares of common stock of the Company for at least one year from the date hereof. Further, the Funds intend to continue to beneficially own at least $2,000 in market value of shares of common stock of the Company through the date of the Company's 2006 Annual Meeting of Stockholders.

HBK, on behalf of the Funds, hereby requests that the following stockholder proposal be placed before the Company's stockholders for a vote, and that the proposal be included in the Company's proxy statement and proxy relating to the Company's 2006 Annual Meeting of Stockholders. A qualified representative of HBK will attend the meeting to present the proposal.

"Resolved: That the board of ASA (Bermuda) Limited allow its shareholders to realize net asset value by taking immediate action to eliminate the persistent discount at which ASA common stock trades to net asset value.

Supporting statement:

Through and on behalf of its managed funds, HBK Investments L.P. has been a long-term investor in ASA, and is the owner of approximately 5.8% of its outstanding shares. Since early 1999, except briefly in early 2003, ASA common stock has traded at a discount to NAV. HBK believes that it is the responsibility of ASA's board to eliminate this discount. When HBK presented this argument in July 2005, ASA management responded that their planned change in the fund's mandate would cure the discount
On July 21, 2005, the date the proposed mandate change was announced, the discount was 12% of NAV. As of September 22, 2005, the discount has increased to 14.4%, representing a loss of over $73 million in shareholder value. Management's cure has been wholly ineffective.

There are many actions that the board could take to address the discount, including adopting a public market buyback program or large fixed distribution program, open-ending, merging with an open-ended fund, or liquidating. Each of these alternatives are common methods used by other closed-end funds. Commitments to take these actions in the event of persistent discounts are often written into the charters of recently formed closed-end funds.

The board may attempt to dismiss this resolution by claiming that ASA common stock has increased in value. However, in the last two years, ASA common stock has underperformed the South African markets by over 100%, on a total return basis, and underperformed gold by over 12%. (ASA has also underperformed both gold and South Africa on a one and three-year basis).

The board may also claim that addressing the discount will create adverse tax consequences for certain ASA shareholders. However, this is no change, as certain ASA shareholders will be hurt (and perhaps are already being hurt) by the tax implications of management's diversification plan.

Finally, the board may claim that the closed-end form allows ASA to achieve higher returns by investing in less liquid securities. The fallacy of such a claim is easily demonstrated by considering the MSCI South Africa iShares exchange traded fund, which has liquid holdings, a lower expense ratio than ASA, trades at net asset value, and over the last two years has appreciated by over 90%, while ASA has climbed less than 9% during the same period (computed on a total return basis).

ASA is not keeping pace with the markets in which it invests, and HBK believes that the board should increase the value of shareholders' investments by eliminating the discount promptly.

If you want the value of your shares to increase by 16.9%, then you should vote for this proposal.

(The calculations above are based on the July 27, 2005 closing price.)"

If you have any questions regarding this proposal please contact Michael Stern immediately at HBK's address shown below. In the absence of an immediate response, HBK will assume that the Company agrees that this proposal is in proper form for inclusion in the proxy relating to the Company's 2006 Annual Meeting of Stockholders.

                                    HBK INVESTMENTS L.P.


                                    By:     /s/ Kevin O'Neal
                                    Name:   Kevin O'Neal
                                    Title:  Authorized Signatory


                                    HBK OFFSHORE FUND LTD.
                                    By: HBK Investments L.P.,
                                        Investment Advisor


                                    By:     /s/ Kevin O'Neal
                                    Name:   Kevin O'Neal
                                    Title:  Authorized Signatory



                                    HBK FUND L.P.
                                    By: HBK Investments L.P.,
                                        Investment Advisor


                                    By:     /s/ Kevin O'Neal
                                    Name:   Kevin O'Neal
                                    Title:  Authorized Signatory



HBK Investments L.P.
350 Park Avenue, 20th Floor
New York, New York 10022
(212) 588-7860


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